

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2023

Xiaoyu Li
Co-Chief Financial Officer
Fresh2 Group Limited
650 5th Ave STE 2416
New York, NY 10019-6108

   Re: Fresh2 Group Limited
   Form 20-F filed May 16, 2023
   File No. 001-39137

Dear Xiaoyu Li:

   We have reviewed your filing and have the following comments.

   Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Introduction, page iii

1.   Provide a clear description of how cash is transferred through your organization. We note your disclosure on page 40 that you "make loans to [y]our PRC subsidiaries" or "may make additional capital contributions to [y]our wholly foreign-owned subsidiaries in China." We also note your disclosure on page 43 that "Under [y]our current corporate structure, [y]our holding company incorporated in the BVI primarily relies on dividend payments from [y]our PRC subsidiaries to fund [y]our cash and financing requirements." Please quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of transfer. Also quantify any dividends or distributions that your subsidiaries have made to you and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.

2.   State affirmatively whether you or your subsidiaries have received all requisite permissions or approvals from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and whether any permissions or approvals have been

denied.

Item 3.D. Risk Factors, page 1

3. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise your disclosure to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

4. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We are subject to liability risks stemming from our foreign status, which could make it more difficult for investors to sue or enforce..., page 54

5. We note your disclosure that "certain of [y]our directors and executive officers reside within China for a significant portion of a year or are PRC nationals and a substantial portion of their assets are within China." Please disclose which directors and executive officers reside within China or are PRC nationals. To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Item 16F. Change in Registrant's Certifying Accountant, page 155

6. Please provide all of the disclosures required by Item 16F of Form 20-F. Ensure that you file your former accountant's letter stating whether it agrees with the statements made by you in Item 16F and, if not, stating the respects in which it does not agree. See Item 16F(a)(3) of Form 20-F.

Item 19. Exhibits, page 157

7. We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please amend the filing to provide revised certifications that include the required information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Xiaoyu Li
Fresh2 Group Limited
December 22, 2023
Page 3

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services